SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

INTRODUTION 3

1 ANALYSIS OF THE CONSOLIDATES RESULT 8

2 ANALYSIS OF THE PARENT COMPANY'S RESULT 30

3 GENERAL INFORMATION 40

ANNEX: 1.SUBSIDIARIES FINANCIAL INFORMATIONS – EXCEL

2. UBSIDIARIES FINANCIAL ANALYSIS

3. OPERATION INFORMATION – AVAILABLE IN THE IR'S WEBSITE

The Investors Report - Appendices I, II and III can be found at excel on our website: www.eletrobras.com.br/ri

Contact RI:
ombudsman-ri@eletrobras.com |
www.eletrobras.com.br/ri |

Conference Call in Portuguese
May 13, 2021
14:30 (GMT)
01:30 a.m. (USA Eastern time)
06:30 p.m. (United Kingdom time)
Telefone: (11) 3137-8037

Conference Call in English
May 13, 2021
02:30 p.m (Brasília)
01:30 a.m. (USA Eastern time)
06:30 p.m. (United Kingdom time)
Phones: (11) 3137-8037
(+1) 786 837 9597 (USA)
(+44) 20 3318 3776 (London)

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

PREPARATION OF REPORTS:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

ELET B3 LISTED N1
EBR & EBR.B LISTED NYSE
LATIBEX XELTO & XELTB
ISE B3
DESTAQUE EM GOVERNANÇA DE ESTATAIS
ICO2 B3
IG SEST NÍVEL 1
Pacto Global Rede Brasileira

INTRODUCTION

Rio de Janeiro, May 12, 2021

Eletrobras (Centrais Elétricas Brasileiras S.A.)
[B3: ELET3 and ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB]

Eletrobras, the largest company in the electric energy sector in Latin America, active in the generation, transmission and commercialization segment, parent of 6 operational subsidiaries, a holding company - Eletropar - a research center - Cepel and with a 50% stake in the Itaipu Binacional's Capital Stock and direct and indirect participation in 83 Special Purpose Companies, on this date, announces its results for the period.

1st QUARTER OF 2021

Eletrobras presented, in the first quarter of 2021 (1Q21), a net profit of R$ 1,609 million, 31% higher than the profit of R$ 1,228 million of profit obtained in the first quarter of 2020 (1Q20). The 1Q21 profit was positively impacted by results in transmission, as a result of the Periodic Tariff Review with effect from July 2020, and negatively by the provisions for contingencies of R$ 932 million, highlighting R$ 436 million related to legal contingencies that discuss the monetary restatement of the compulsory loan, especially as a result of judicial ratifications of calculations that differ from the Company's understanding of the treatment of the incidence of 6% pa interest, which is based on Special Appeal 1,003,955 / RS, which has repetitive feature effect.

Net Operating Revenue went from R$ 7,604 million in 1Q20 to R$ 8,208 million in 1Q21, an increase of 8%, influenced by the effect on the transmission revenue of the aforementioned tariff review. Ebtida IFRS, in the amount of R$ 3,463 million in 1Q20, grows to an amount of R$ 3,858 million in 1Q21, impacted by the effects on the aforementioned revenues and provisions. Recurring Net Operating Revenue grew by 8.0%, from R$ 7,595 million in 1Q20 to R$ 8,200 million in 1Q21. Recurrent Ebtida increased 30%, from R$ 3,811 million in 1Q20 to R$ 4,938 million in 1Q21.

Considering the Circular Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, Eletrobras made retrospective adjustments in the measurement of its: (i) transmission assets - Existing Basic System Network (RBSE), up to then classified as financial assets, starting to treat them as contract assets under CPC 47 / IFRS 15 - Revenue from Contracts with Customers; and (ii) changes in the remuneration rate of its other transmission assets, considering the new criteria established in the guidance issued by CVM. Retrospective adjustments (1Q20) were made to maintain the comparative basis. More information in note 4.4 of the 1Q21 Financial Statements.

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

OTHER 1Q21 HIGHLIGHTS

TABLE 01: MAIN INDICATORS (R$ MILLION)
	1Q21	1Q20%
Energy Sold - Generation GWh (1)	51.4	53.5	-3.9%
Gross Revenue	9,821	9,121	8%
Recurring Gross Revenue (2)	9,820	9,112	8%
Net operating revenue	8,208	7,604	8%
Recurring Net Operating Revenue (2)	8,200	7,595	8%
EBITDA	3,858	3,463	11%
Recurring EBITDA (3)	4,938	3,810	30%
Ebitda Margin	47%	46%	146%
Recurring Ebitda Margin	60%	50%	1005%
Gross debt without third party RGR	46,608	49,481	-6%
Recurring Net Debt	20,565	21,047	-2%
Recurring Net Debt / Recurring LTM EBITDA	1,4	1,6	-24%
Net Profit	1,609	1,228	31%
Investments	519	329	58%
Employees	12,218	12,650	-3%

(1) Does not consider the energy allocated to quotas, from the plants renewed by Law 12,783 / 2013 (2) Does not consider Revenue from Generation Construction and Reversal of Revenue energy interconnection between Brazil and Uruguay; (3) Excludes item (2) and Adjustments Deductions from Candiota Revenue; (4) Excludes item (3) and fuels not consumed due to the Candiota stop, expenses with Fuel and Generator for Amapá crisis, Generation Construction Costs, costs of the Extraordinary Retirement Plan (PAE) and the consensual Dismissal Plan ( PDC), Costs and expenses with layoffs at Eletronorte, Reversal of foundations contributions (CVM 600 adjustment), ELOSAUDE retroactive administration fee CGT Eletrosul, costs and expenses with Furnas tericeirados, Additional services in Candiota, Write-off of assets (Eletronorte x Energisa Acre) , Judicial agreements Inepar, Camargo Correa, CIEN; Recovery of expenses related to the Eletrosul tax lawsuit, Recovery of expenses at Eletrosul, Amazonas GT gains on the sale of assets and rights; provisions for contingency, onerous contracts, impairment, provision for losses on investments, provision for losses on investments classified as held for sale, provisions for adjustment to market value of preferred shares to be delivered related to reserve requirements, ANEEL CCC provision; Rap Adjustment Portion; Inflexibility Provision for Usina Candiota III, and PCLD Estimated prospective credit loss (CPC 48) due by privatized distributors, Provision for Expiry of the Concession; (5) Excludes item (4) plus monetary restatement for the compulsory loan contingency; retroactive monetary restatement of compulsory loan liabilities not yet converted and activation of non-recurring tax credit, Income from loans by the Distributors, Bonus Premium + FIDC Commission, financial expense with fine on the payment of withheld income tax, financial expense with Fine and Tax Notices Infringement.

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

1       ANALYSIS OF THE
CONSOLIDATED RESULT (R$ MILLION)

TABLE 02: CONSOLIDATED RESULTS
Financial Statements	1Q21	1Q20
Generation Revenue	5,846	5,949
Transmission Revenue	3,801	3,043
Others Revenue	173	129
Gross Revenue	9,821	9,121
Deductions from Revenue	-1,612	-1,517
Net Operating Revenue	8,208	7,604
Operational costs	-1,641	-1,751
Personnel, Material, Services and Others	-2,034	-2,144
Depreciation and amortization	-458	-469
Operating Provisions	-1,105	-392
	2,970	2,847
Effect of Periodic Tariff Review	0	0
Shareholding	430	122
Others Revenues and Expenses	0	25
	3,400	2,994
Financial Result	-584	-1,172
Income before tax	2,817	1,822
Income tax and social contribution	-1,207	-594
Net Income for the year	1,609	1,228
Profit (Loss) Net of Taxes from Discontinued Operation	0	0
NET INCOME FOR THE PERIOD	1,609	1,228
MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

TABLE 03: RECURRING CONSOLIDATED RESULT
Recurring Financial Statement *	1Q21	1Q20
Generation Revenue Recurring	5,837	5,941
Transmission Revenue Recurring	3,801	3,043
Others Revenue Recurring	181	129
Gross Revenue Recurring	9,820	9,112
Deductions from Revenue Recurrent	-1,619	-1,517
Net Operating Revenue Recurring	8,200	7,595
Operational costs Recurring	-1,632	-1,743
Personnel, Material, Services and Others Recurring	-1,933	-1,968
Depreciation and amortization Recurring	-458	-469
Operating Provisions Recurring	-127	-196
	4,050	3,219
Shareholdings Recurring	430	122
	4,480	3,341
Financial Result Recurring	-540	-900
Income before tax Recurring	3,940	2,441
Income tax and social contribution Recurring	-1,198	-594
Net Income for the year Recurring	2,741	1,847

* Non-recurring adjustments mentioned in the Highlights.

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

1.1 MAIN VARIATIONS OF FINANCIAL STATEMENTS

HIGHLIGHTS IN ANALYSIS OF VARIATION 1Q20 X 1Q21

OPERATING INCOME

TABLE 04: GENERATION REVENUE
Operating Revenue - Generation	1Q21	1Q20%
Generation Revenue
Energy supply to distribution companies	3,623	4,002	-9%
Supply	719	673	7%
CCEE	465	353	32%
Operation and Maintenance Revenue	1,034	930	11%
Construction Revenue	9	8	5%
Itaipu Transfer	-4	-17	-79%
Generation Revenue	5,846	5,949	-2%
Non-recurring events
(-) Construction Generation	-9	-8	5%
Recurring Generation Revenue	5,837	5,941	-2%

Variation Analysis 1Q20 X 1Q21

Energy supply to distribution companies

At subsidiary Eletronorte (-R$ 245 million): (i) a 27% decrease (R$ 196 million) in sales revenue at ACL (free market), from R$ 729 million to R$ 533 million, as a result of the 4% reduction in the amount of energy sold, from 1,730MWmed in 1Q20 to 1,659MWmed in 1Q21, in addition to the 23% lower price in the comparison between quarters, R$ 193 / MWh, against R$ 149 / MWh; (ii) a 96% decrease (R$ 49.2 million) in sales revenue in the ACR (regulated market) from R$ 51 million to R$ 1.8 million, due to the end of the 18th products and the beginning of the billing of the 23rd auction , with lower prices (from R$ 175 / MWh to R$ 167.31 / MWh) and a 96% reduction in energy sold, from 133 MWmed in 2020 against 5 MWmed in 2021.
At subsidiary Furnas (-R$ 159 million): (i) Lower amount of energy traded in the ACL (2,581 GWh in 1Q20 to 2,319 GWh in 1Q21, representing a decrease of R$ 45 million. (Ii) Lower dispatch from the Santa Cruz thermal plant Cruz in 2021, representing a decrease of R$ 65 million. (Iii) positive non-recurring effect, in January 2020, as R$ 49 million was recorded from the MCSD of the product ended in Dec / 19 (1 month accounting shift), affecting positively, the commercial revenue of Jan / 20, which was, therefore, R$ 49 million lower than the accounting, partially offset by (iv) Price adjustment of the ACR quantity contracts (3%).
In the subsidiary Eletronuclear (-R$ 75 million): (i) reduction of -R$ 75.5 million (-8.1%) in the Fixed Revenue of the Angra 1 and 2 Plants, according to ANEEL Homologatory Resolution No. 2,821 of 15 / 12/2020, especially due to the impact of the negative adjustment portion related to Nuclear Fuel (R$ 76.0 million in the quarter).
MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

At subsidiary CGT Eletrosul (-R$ 11 million): (i) reduction in ACR revenue by R$ 3.8 million due to an increase in the provision for reimbursement for insufficient generation of TPP Candiota by R$ 9 million, partially offsetting by adjusting average prices by 3% in the regulated market, increasing revenue by R$ 5.3 million; and (ii) a decrease in ACL revenue of R$ 7.2 million due to the -9% variation in the average sale price, which generated a R$ 14 million decrease in revenues, partially offset by an increase of 4 % in energy sold (322 average MW in 1Q20 and 336 average MW in 1Q21), generating an increase of R$ 6.9 million in revenues.

Partially offset by:

At the subsidiary Amazonas GT (+ R$ 109 million), in particular due to: (i) an increase of R$ 69 million in PIE revenue, due to an average increase of 13% due to the annual readjustment of Contract Prices linked to the IGPM of the Supply Portion, of which R$ 43 million refer to the supply portion and R$ 26 million to fuel. The accumulated IGPM variation of 23.4% affects the supply share, which in terms of energy has an accumulated variation of 0.3% [670 GWh (2021) - 668 GWh (2020)] in the total energy of the PIE; (ii) a R$ 30 million increase in revenue from Mauá 03 due to the higher level of dispatch requested by ONS, approximately 72.9 MW / average; (iii) an increase of R$ 6 million in UTE Aparecida due to the higher level of dispatch requested by ONS, approximately 23.1 MW / average; and (vi) an increase of R$ 2 million due to the update of the sale price of energy (IPCA 3.4%), based on the seasonality curves of the contracted energy for each year registered and validated by the buyer at CCEE.
In the subsidiary Chesf (+ R$ 40 million): Variation due to the increase of 71 average MW sold in the accumulated in March / 2021 in relation to the same period of the previous year, resulting in an increase in revenue of approximately R$ 35 million.

SUPPLY FOR END CONSUMERS

At subsidiary Eletronorte (+ R$ 42 million): (i) change in revenues with Albras in the amount of R $ 40.8 million due to the derivative component associated with the price of Aluminum and Dollar: (a) 16% increase in the average aluminum prices, US$ 1,761 in 2020, against US$ 2,040 in 2021; (b) a 23% increase in the average dollar conversion rate, R$ 4.46 / US$ in 2020, compared to R$ 5.47 / US$ in 2021). These parameters directly influence the calculation of the sale price of energy to Albras.
At subsidiary Furnas (+ R$ 13 million): readjustments in unit prices for supply contracts, linked to HPP Itumbiara (Law 13,182). Uniform readjustment for all contracts by 4.5%, representing an increase of R$ 13 million in the period.
In subsidiary Chesf (+ R$ 2 million): Increase in the period by 8 average MW in the consumption of industrial customers reached by Law 13,182 / 2015 in the accumulated until March / 2021, in comparison with the same period of the previous year, influenced by the resumption of activities of an industrial consumer in the state of Alagoas, which offset the reduction caused by technical problems at the plant of an industrial consumer in the state of Bahia, from March / 2020 and that lasted until March / 2021, without basis of comparison in the accumulated of Mar / 2020.

CCEE

At the holding company (+ R$ 101 million): the volume of imported energy of 89,710 MW in the first quarter of 2021 amounting to R$ 103.7 million settled in the short-term market was significantly higher than the 11,949 MW imported in the quarter of 2020, whose impact was R$ 1.9 million in the result.
MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

In the subsidiary Furnas (+ R$ 92 million) It is justified, despite the variation of GSF in the period, which had a decrease of approximately 16% (average of 105% in 2020 and 89% in 2021) and the decrease in the average PLD of approx. 8% (1Q20: R$ 187.89 / 1Q21: R$ 172.57), due to the lower sale in the period, which added to the seasonalization of the ACR contracts, provided a greater amount of energy to be settled compared to the previous period and consequently greater result in the MCP.
At subsidiary Eletronorte (+ R$ 13 million): (i) the 45 MWmed increase in available energy, reflecting: (a) a 296 MWmed increase in the Seasonal Physical Guarantee in the period, 3,207 MWmed in 2020, against 3,503 MWmed in 2021; (b) reduction of 206 MWmed of energy sold through bilateral contracts, from 2,747MWmed in 2020 to 2,541 MWmed in 2021. On the other hand, there was (ii) a reduction in the average price from R$ 200 / MWh in 1Q20 to R$ 161 / MWh in 1Q21.
Partially offset by, in the subsidiary Chesf (-R$ 74 million): The variation is mainly due to the increase in energy sold by 79 average MW, reducing the energy surplus in relation to the same period in 2020. Additionally, there was a reduction from the average PLD of R$ 187 / MWh (accumulation Mar / 2020) to R$ 172 / MWh (accum. Mar / 2021).
In the subsidiary Amazonas GT (+ R$ 14 million): (i) in 1Q20 UHE Balbina, due to the seasonality curve, showed an increase in sales of approximately R$ 23 million, while in 1Q21 this value was only R$ 8 million ; (ii) the rest of the R$ 1 million variation is distributed among the thermal plants.

Operation and Maintenance Revenue - Plants Renewed by Law 12.783/2013

In subsidiary Chesf (+ R$ 64 million): (i) annual adjustment of RAG of about 10%, in accordance with Homologatory Resolution No. 2746/2020 (cycle 2020-2021). Additionally, there was an increase in the indemnity revenue for the payment of the CFURH by approximately R$ 15 million.
At subsidiary Furnas (+ R$ 41 million), Impacted by the annual readjustment of RAG (approximately 11%) which reflects an increase of R$ 36 million, in accordance with Aneel Homologatory Resolution No. 2,746 / 2020, as well as the entry of the Jaguari in Jan / 21, temporarily operated by Furnas, representing a revenue of more than R$ 3 million, without comparison in 2020. The variation of CFURH and, consequently, of PIS / COFINS, which represented an increase in revenue in the order of R$ 1 million for the period.

Construction Revenue

Lower level of investment made in 1Q21, but with no effect on results as it has an equivalent value in construction expenses.

Transfer Itaipu

In the Holding (-R$ 13 million): (i) Variation in the tariff on which the monetary restatement calculated based on the American price indices Commercial Price and Industrial goods, levied on Itaipu's financial assets that offset the exchange rate variation on said asset, recognized by interim ministerial decree 04/2018 of the MME and the Ministry of Finance that determines Itaipu's revenue.

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

TABLE 05: TRANSMISSION REVENUE
Operating Transmission Revenue	1Q21	1Q20%
Transmission Revenue	3,801	3,043	25%
O&M Revenue - Renewed Lines	1,038	841	23%
O&M Revenue - Regime Exploration	304	247	23%
Construction Revenue	120	153	-22%
Contractual Revenue - Transmission	2,340	1,801	30%
Recurring Transmission Operating Revenue	3,801	3,043	25%

ANALYSIS OF VARIATION 1Q20X1Q21

O&M Revenue - Renewed Lines Law 12.783/13

At subsidiary Furnas (+ R$ 98 million): (i) Increase due to the change in tariff cycles, since in addition to the annual adjustment, we had the tariff review, based on the current regulation - Technical Note 119/2020-SGT / ANEEL - which details the readjustments of the Broadcasting Companies' RAPs and the effects of the review. The Tariff Review alone represents something around 18%, not counting the Adjustment Portion, which for this cycle was positive.
In the subsidiary Chesf (+ R$ 84 million): (i) the effect of the tariff revision of CC 061 retroactive to 2018, including in the caption of the installment of the calculation, divided into 3 years, considered in REH Aneel 2,725 / 20; annual readjustment, entry into operation of new facilities, reinforcements without prior RAP authorized included by Aneel for the 2020/2021 cycle, smaller variable portions, adjustment portion of previous cycles, since there are two distinct Homologatory Resolutions in one year.
At the subsidiary Eletronorte (+ R$ 76 million): (i) increase in the RAP ratified for the 2020/2021 cycle (REH nº 2,725 / 2020), which contributed to the increase in revenue billed by R$ 64.8 million; (ii) a reduction of R$ 8.2 million due to the increase in the amortization of the contractual asset (also due to the new approved revenue, which caused the increase in the balance of the contractual asset);
At subsidiary CGT Eletrosul (+ R$ 26 million (i) increase of R$ 23 million in revenue resulting from different effects, highlighting the Prepayment Apportionment with R$ 4.5 million, the Calculation Adjustment Portion with R$ 5 million and the additional new works totaling R$ 8.3 million; (ii) reduction of approximately 53% of the O&M RAP related to MP 579/2012, converted into Law 12,783 / 2013, which will occur gradually in 1/5 per cycle during the period 2018/19 to 2022/23, as stipulated by ANEEL in the periodic tariff review process.This review is retroactive to the cycle started in July / 2018, a fact that generated the requirement to return part of the RAP received, through Parcel Adjustment - PA The decrease in RAP, caused by the tariff review, reduced the renewed O&M Revenue by R$ 49 million in 1Q21.

O&M Revenue - Exploration Regime

In the subsidiary Chesf (+ R$ 36 million): revenue of a higher anticipation apportionment, a smaller variable portion, an adjustment portion of smaller previous cycles, as in the year there are the determination of two different Homologation Resolutions, the start of operation of new works in greater amount , annual tariff readjustment and tariff review of the 007/2005 and 006/2009 contracts with positive IRTs for the 2020/2021 cycle, in addition to the tariff readjustment on 7/1/20.
MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

At subsidiary CGT Eletrosul (+ R$ 10 million): (i) repricing O&M, in 2020, of concession 004/2004, when the periodic tariff review was made at 10 million. In addition to this highlighted effect, the set of non-renewed concessions showed a balance between additions and reductions, considering tariff reviews, new works and other RAP items.
At subsidiary Eletronorte (+ R$ 4 million), mainly due to: (i) increase in billed revenue by R$ 13.2 million (REH nº 2,725 / 2020); (ii) a reduction of approximately R$ 2.2 million related to the increase in the amortization of contractual assets.

Construction Revenue – Transmission

Variation in Revenue reflects the lower volume of transmission projects being built by the company in 2021, linked to the authoritative resolutions of, with emphasis on the lower investment in contract 062/01 in Furnas (-R$ 48 million) and Chesf (-R$ 5 million), partially offset by subsidiary Eletronorte (+ R$ 19 million).

Contractual Revenue – Transmission

Variation in Revenue reflects: (i) increase in inflation indexes in 2021; and (ii) the increase in the balance of contractual assets due to the adjustments made in June / 2020, due to ANEEL's tariff reviews. The balance of contractual assets increased significantly due to the approval of the tariff review of the transmission concessions extended under the terms of Law 12.783 / 2013, granted by Aneel in June 2020, which approved the new Permitted Annual Revenue ("RAP") these concessions for the 2020-2021 tariff cycle, bringing the following changes to RBSE: (a) retrospective change to wacc for the years 2018 and 2019; (b) changes in the asset base, incorporating the write-offs occurred in the 2013-2018 cycle and the readjustment of the new replacement value of the assets associated with RBSE; (c) Incorporation of the payment of the controversial installment "Ke" that had been under judgment since 2017; and (d) 3-year split of differences between the amount effectively received between 2018 and 2019 and the installments now revised via the adjustment portion updated by IPCA. Highlight for increase in furnas of R$ 236 million, Chesf of R$ 114 million, Eletronorte R$ 105 million and CGT Eletrosul of R$ 83 million.
TABLE 06: OTHER OPERATING REVENUE
Operating Income	1Q21	1Q20%
Others Revenues	173	129	35%
Non-recurring events
Procel retroactive chargeback	8		100%
Other recurring income	181	129	41%

Others Revenues

Variation Analysis 1Q20X1Q21

At subsidiary Eletronorte (+ R$ 24 million): (i) Proinfa: R$ 14.5 million; (ii) Provision of services in the country: R$ 6.5 million; (iii) other revenues: R$ 5.4 million. On the other hand, the operation and maintenance service account registered a drop of R$ 3 million.
At subsidiary Chesf (+ R$ 11 million): (i) revenue from the provision of infrastructure sharing services in consolidated SPEs in the amount of R$ 9 million.
MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

OPERATIONAL COSTS and expenses

TABLE 07: OPERATIONAL COSTS AND EXPENSES
Operational costs	1Q21	1Q20%
Energy purchased for resale	-499	-646	-23%
Charges on use of the electricity grid	-456	-446	2%
Fuel for production electric power	-537	-468	15%
Construction	-149	-190	-22%
Personnel, Material, Services and Others	-2,034	-2,144	-5%
Depreciation and amortization	-458	-469	-2%
Operating Provisions	-1,105	-392	182%
Total Operating Costs and Expenses	-5,238	-4,757	10%
Non-recurring events
(-) Non-recurring PMSO events	101	176	-43%
(-) Non-recurring provisions	978	196	399%
(-) Generation Construction	9	8	5%
Total Recurring Operating Costs and Expenses	-4,151	-4,376	-5%

Variation Analysis 1Q20X1Q21

Energy purchased for resale

At subsidiary Furnas (-R$ 207 million): (i) purchases made in 1Q20, to reduce the negative exposure in MCP (short market) taking advantage of the negative goodwill existing in short-term bilateral operations, as well as the tax benefit on settlement at CCEE, without comparison in 2021, totaling a decrease of R$ 102 million for the period; partially offset by (b) the price adjustment of the current purchase contracts of approximately 6% in the period, representing an increase of approximately R$ 13 million; and (ii) in the case of Energy Purchased for Resale in the Short Term, there was a reduction of R$ 106 million, due to the MCP strategy adopted by Furnas in 1Q20, as it had amounts retained at CCEE due to the judicialization of the sector and the amounts negative energy purchases presented in 1Q20 led to the use of such credit.
In the subsidiary Chesf (-R$ 55 million): (i) termination of the purchase contract in December / 2020 (reduction of 64 average MW), representing a reduction of R$ 15.8 million; (ii) change in purchasing strategy in 1Q21 (reduction of 138 average MW), with a reduction of R$ 46.5 million; Readjustment of existing contracts with an increase of R$ 4.8 million.

Partially offset by:

In the Holding (+ R$ 98 million): mainly due to the expansion of international energy exchange at the request of the National Interconnected System (SIN) in the same period in 2021. This situation was caused by the reduction in the volumes of the main hydrographic basins that comprise interconnected system and the drop in prices offered by Uruguay to the SIN.
At subsidiary Amazonas GT (+ R$ 4 million (i) The increase in costs in 1Q21 was due to the annual readjustment of contract prices that occur in November of each year of the contract. The index used for the readjustment of PIE contracts is the IGPM index, which in November 2020 had an accumulated increase of 23.14%.
At subsidiary CGT Eletrosul (+ R$ 5 million): (i) increase of 5.7% in the amount of energy purchased, which generated an additional cost of R$ 8.4 million, due to the seasonality of the period and consequently will have a lower amount for the other quarters of the year, since the annual purchase quantity is fixed; (ii) a 4% increase in the average acquisition price, increasing the cost by R$ 6.2 million. On the other hand, there was (iii) a reduction of R$ 10 million in the Short Term Market due to the energy purchased from CCEE in 1Q20, totaling R$ 6.9 million, without occurring in 1Q21, and (iv) negative variation of tax effects and financial costs of the PIS / COFINS discount of approximately R$ 3.1 million.
MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Charges on use of the electricity grid

In the subsidiary Furnas (+ R$ 26 million): the Tariffs for Use of the Transmission System in force in T1 2020 refer to ANEEL Approval Resolution No. 2,562 of 06/25/2019; the tariffs in force in T1 of 2021 refer to ANEEL Approval Resolution No. 2,726 of 07/14/2020. Between these two resolutions, some tariffs underwent significant readjustments, such as: Furnas HPP with 22.13% increase, Estreito HPP with 22.2% increase, Marimbondo HPP with 23.4% and Corumbá HPP with 20.6% increase.
At subsidiary Chesf (+ R$ 25 million): (i) readjustment of approximately 14% of TUST, determined by ANEEL Approval Resolution No. 2748/2020 (cycle 2020-2021).
At the subsidiary Eletronuclear (-R$ 5 million): (i) reduction of 4% in the transmission cost (R$ 1.4 million); (ii) 32% reduction in the Distribution cost (R$ 3.6 million) in the compared quarters considering that part of the Distribution cost was allocated in April 2021, due to pending clarifications on the invoice to be paid to Enel .Fuel for prod. electric power
In the subsidiary Amazonas GT (+ R$ 58 million): A) increase of R$ 63 million in the purchase of fuels, mainly due to a 12% increase in the price of raw materials, added to the 2% increase in the consumption of natural gas, caused by account of the increase in consumption at UTE Mauá 03, partially offset by the reduced expense recovery account that had B) R$ 5.5 million increase in the period, via CCC subsidy, due to (i) an increase of R$ 12.2 million, by UTE Mauá 3, due to the 13% increase in natural gas consumption; increase partially offset by (ii) a reduction of R$ 6.5 million, by UTE Aparecida, due to the low consumption of natural gas due to the unavailability of its generating units, due to the accident of two turbines, which led to the reduction -23% in natural gas consumption. The generating units in Block 1, suffered a loss in their driving machines, reaching the region of the high pressure compressor, and which will be recovered in a specialized workshop.;
At subsidiary Eletronuclear (+ R$ 24 million): (i) 22% increase in consumption of fissile uranium equivalent (Kg Ueqv), being 254.348 Kg Ueqv in 1Q20 and 310.747 Kg Ueqv in 1Q21, since in 1Q20 there was a halt in Angra 1 plant (1P25) for 61 days.
At subsidiary CGT Eletrosul (+ R$ 22 million): A) an increase of R $ 4 million caused by: (i) an increase of 18 thousand tons of coal, a variation of 3.4%, following the average generation, which grew by 4,0%. (ii) Readjustment in the main coal supply contract of 6.7%, which resulted in an increase of R$ 1.6 million between the periods, this contract represents 65% of the plant's consumption, and (iiI) from March a second supplier was hired in 2020 to guarantee the supply of fuel and not affect the generation of the plant with an additional cost of R$ 2.7 million, increases partially offset by (iv) a 22.3% reduction in consumption Fuel Oil, about R$ 2 million in the period; B) decrease of R$ 18 million in the fuel expense reimbursement reduction account, via CCC subsidy, caused by: (i) Order No. 2616/2020 / ANEEL, which established that the fuels used at the Candiota Plant will not be reimbursed in its entirety, leading to less recognition of fuel reimbursement as of September / 2020. In 2021, the reimbursement of coal is around 50% while in 1Q2020, 100% of the reimbursement with fuel was being accounted for.
MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Partially offset by, in the subsidiary Furnas (-R$ 32 million): (i) variation in the dispatch of the Santa Cruz plant, which presented in 1Q20 a generation of 534,918 MWh and in the same period of 2021 a generation of 272,552 MWh, representing a decrease of approximately 262,000 MWh.

Construction

At subsidiary Eletronorte (+ R$ 18 million): the resumption of investments in reinforcements and improvements after the low realization during 1Q20 due to the impacts of COVID-19.
Partially offset by subsidiary Furnas (-R$ 48 million): (i) Construction expenses in the Generation of March20 totaled 4.18 Million and in March 21 the amount was 7.63 Million. In transmission, the values for contract 062/01 in 2020 were 103.84 million and in 2021 it was 31 million. In the other contracts, the values of March 20 and March 21 totaled -25.25 million and 522 thousand, respectively.

OPERATIONAL EXPENSES

TABLE 08: PERSONNEL, MATERIAL, SERVICES AND OTHER
Personnel, Material, Services and Others	1Q21	1Q20%
Personnel	-1,247	-1,127	11%
Material	-60	-102	-41%
Services	-379	-467	-19%
Others	-349	-449	-22%
PMSO total	-2,034	-2,144	-5%
Non-Recurring Items
Incentive Plans (PAE, PDC)	-2	-4	-43%
Eletronorte resignation	64	0	-
Foundations contributions reversal - CVM 600 adjustment	-8	0	-
FGTS and INSS at Eletronorte - Early launch of April 2020	0	23	-100%
CGT Eletrosul Retroativo Tx by ADM ELOSAUDE	2	0	-
Outsourced Furnas / Additional services Candiota	0	25	-100%
Write-off of assets (Energisa Acre)	29	0	-
Generator group rental (emergency service to Amapá)	28	0	-
Expense recovery (Debentures Commissions transferred to Liabilities)	-8	0	-
AmazGT gain from sale	-3	0	-
Camargo Correa Furnas Case	0	98	-100%
Installments of the agreement between Furnas and Inepar	0	13	-100%
Furnas-CIEN Payment	0	23	-100%
PMSO Recurrent	-1,933	-1,968	-1.8%

Variation Analysis 1Q20X1Q21

Personel

Salary readjustment, as of 12.1.2020, with no retroactive effect of 2.4%, as provided for in the Collective Bargaining Agreement;
At subsidiary Eletronorte (+ R$ 49 million): (i) non-recurring expenses of approximately R$ 64.3 million due to the dismissal of 241 employees that occurred between January and March 2021. It was planned to terminate 314 employees at the cost of termination of R$ 109 million. However, 1Q21 expenses include approximately R$ 64 million due to the dismissal of 241 employees between January and March 2021.
MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

At subsidiary Furnas (+ R$ 19 million): i) Labor claim R$ 10.16 million (impacted by the payment of four lawsuits in Jan21); ii) CVM 600 adjustment R$ 8.2 million, due to the recognition of the sponsor's contribution to the BD Plan (transferred to ORA), in accordance with the new accounting procedure adopted in 2Q20.
In subsidiary Chesf (+ R$ 41 million): (i) increase in interest costs due to the actuarial liabilities of the CD and BD benefit plans (+ R$ 34 million), which has this liability linked to the; (ii) the value of Personnel not allocated to Investment in the period estimated at R$ 22 million. On the other hand, there was a reduction of R$ 7 million in medical expenses.
At subsidiary Eletronuclear (+ R$ 8 million): (i) adjustment to the vacation provision in 1Q20 in the amount of + R$ 21.5 million; offset by: (ii) reduction in Overtime + R$ 7 million and Dangerous Work + R$ 3 million, motivated by the non-occurrence of stoppage in 1Q21; (iii) reduction of Meal Ticket + R$ 3 million.

Material

At subsidiary Eletronuclear (-R$ 23 million): (i) in 1Q20, Angra 1 (1P25) stopped, in which there was a problem due to a short circuit in the connection of the excitratrix to the electric generator. The plant was stopped in the programmed period from 11/01/2020 until 02/14/2020, and beyond the programmed time, for another 26 days (from 02/15/2020 to 03/12/2020). Altogether, the 1P25 stop lasted 61 days, which affected 1Q20; (II) there was no plant shutdown in 1Q21.
At the subsidiary Amazonas GT (-R$ 17 million): (i) reduction of R$ 16 million in 1Q21 in the acquisition of direct application materials, used in the planned large maintenance of UTE Mauá 03, in 1Q20 these acquisitions added up to a value total of R$ 23 million while in 1Q21 this amount was only R$ 7 million; (ii) a reduction of R$ 1.3 million due to the variation in the adjustments account due to lack of inventory;
At subsidiary CGT Eletrosul (-R$ 6 million): (i) a 35% reduction in inputs from UTE Candiota III, mainly lime, which was partially offset by the average exchange rate variation of the dollar in 1Q21, which was 20% higher than in 1Q20 ; (ii) contractual renegotiation of the supply of lime, which took place in Aug / 20, resulting in a reduction of 178 R$/ ton, equivalent to a reduction of 18%, which is an important initiative of OBZ 2020.

ServiCES

At subsidiary Furnas (-R$ 23 million): (i) Reduction in the following items: (a) Accommodation by R$ -2.17 million; (b) Medical, Hospital and Dental Assistance in the amount of R$ -3.43 million; (c) Hired labor with approximately R$ -25 million - due to the launching of the termination amount of one of the PCC1 contracts in 1Q20, which was not repeated in 1Q21 and; (d) Consulting services in R$ -1.61 million.
At subsidiary Eletronuclear (-R$ 23 million): (i) in 1Q20, Angra 1 (1P25) stopped due to a short circuit caused by the connection of the excitratrix to the electric generator. The plant was stopped in the programmed period from 11/01/2020 until 02/14/2020, and beyond the programmed time, for another 26 days (from 02/15/2020 to 03/12/2020). Altogether, the 1P25 stop lasted 61 days; (II) there was no plant shutdown in 1Q21, therefore reducing service expenses. Savings from OBZ initiatives in the amount of R$ 8.9 million in the quarter. The estimated OBZ target for the period was R $ 10.2 million. In the subsidiary Chesf (-R$ 13 million): (i) decrease in consulting expenses [-3 million]; (ii) decrease in expenses with contracted labor [-R$ 5 million]; (iii) decrease in expenses with utilities and services [-R$ 2 million]; (iv) decrease in expenses with daily rates, travel and accommodation [-R$ 2 million].
MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

In the subsidiary Eletronorte (-R$ 11 million): (i) reduction of expenses with Food Ticket of R$ 8.8 million, since these ticket expenses started to be recorded in the Personnel item; (ii) Accommodation: R$ 2 million; (iii) Consultancies: R$ 1.4 million.

Partially offset by:

At subsidiary CGT Eletrosul (-R$ 7 million): (i) increase of expenses with legal offices by R$ 4.4 million, mainly due to arbitration proceedings abroad whose expenses were impacted by the 20% exchange variation for the period to the dollar and 31% for the euro; (ii) environmental consultancies R$ 300 thousand and (IV) adhesion of new versions of Microsoft OFFICE 365 and Autocad 3D in the amount of R$ 1.7 million, partially offset by (iv) a reduction of R$ 440 thousand in travel in relation to the same period last year due to the effects of the Covid pandemic 19.

OtHERS

At subsidiary Furnas (-R$ 134 million), mainly due to (i) The Indemnities, losses and damages account, which in 1Q20 was impacted by the settlement of the Camargo Correa process (R$ 98 million) and by three installments of the agreement between Furnas and Inepar (R$ 13 million). In addition, (ii) R$ 20 million in court costs - fees also in 1Q20 notably, the fees paid in the Civil Procedure (Contractual Collection) 0150142-62.2010.8.19.0001 - CIEN Cia. De Interconexão Energética and in process 0155660-53.1998.8.19.0001 - Camargo Correa.
In the subsidiary CGT Eletrosul (–R$ 13 million): (i) a reduction of R$ 8 million related to commissions on debentures to be amortized; (ii) reduction of court costs by R$ 2.9 million in 1Q21 given that in 1Q20 there was an expense with costs related to international lawsuits. In 2021, the total amount of miscellaneous legal costs was only R$ 90 thousand, with the main R$ 38 thousand referring to the lawsuit involving the municipality of Águas Claras / MS, R$ 20 thousand related to labor lawsuits and R$ 12 thousand of indemnity process. The costs referred are those related to the costs of handling cases in the judiciary, while legal expenses are allocated to services (consultancy) refer to expenses with law firms, consultancies and specialists hired to produce material for the process (technical analysis , opinions, defense, etc.); (iii) reduction of R $ 860 thousand in contribution to CEPEL; (iv) a reduction of R$ 1.8 million related to expenses associated with fiber optic swap contracts, as per CPC 06 guidelines, these factors were partially offset by (v) an increase of R$ 2.3 million with Insurance and Facilities of Equipment due to the increase in costs observed in this sector.
In the subsidiary Eletronuclear (-R$ 18 million): (i) in 1Q20, there were higher expenses with taxes and contributions on financial revenues linked to the income of the Decommissioning Fund in the amount of R$ 14.0 million; (ii) postponement of commitments in affiliations in 1Q21, especially to the EPRI - Eletric Power Research Institute, in the amount of R$ 4.0 million, (iii) Contribution to ONS of R$ 0.1 million, which, as of 1Q21, became be classified in that group of accounts

Compensated, in part, by:

At subsidiary Eletronorte (+ R$ 22 million): (i) Write-off of assets: R $ 28.7 million (Energisa Acre); (ii) Rental of Generator Sets: R$ 27.8 million (Emergency assistance to the state of Amapá); (iii) Insurance - facilities, equipment and inventories: R$ 5.9 million; (iv) Expense recovery (reduction account): R$ 5.5 million. On the other hand, there was a reduction in: (v) Court costs: R$ 25.9 million; (vi) Insurance: R$ 4.4 million; (vii) Taxes: R$ 3 million; (vii) Car rental: R$ 2.4 million.
MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

At subsidiary Chesf (+ R$ 52 million): (i) increase in labor costs by [+ R$ 6 million]; (ii) increase in expenses with indemnities, losses and damages by [+ R$ 29 million] with customers - provisional reduction of credits; (iii) expense recovery record at SPE TDG in 1Q20, which did not occur in 1Q21 [R$ 18 million].

Depreciation and Amortization

Depreciation and Amortization	1Q21	1Q20%
Depreciation and Amortization	-458	-469	-2%

TABLE 09: OPERATING PROVISIONS
Operating Provisions	1Q21	1Q20%
Operational provisions / reversals	-1,105	-392	182%

Operational provisions / reversals
Contingencies	-932	73	-1380%
Provisão/Reversão PCLD RGR de Terceiros/ Estimativa de perda de crédito prospectiva (CPC 48)/ Reversão PCLD CIEN	0	-146	-100%
Provision/reversal for investment losses	-15	-116	-87%
ANEEL Provision - CCC	-31	-7	326%
Usina Candiota III - Fuel	-6	0	-
Provision for Implantation of Shares - Compulsory Loan	7	0	-
Non-recurring provisions / reversals	-978	-196	399%

Recurring provisions / reversals
Guarantees	18	-7	18
PCLD (excluding PCLD prospective credit loss estimate CPC 48)	-99	-116	-99
GAG Improvement	-51	-57	-51
Others	5	-16	5
Recurring provisions / reversals	-127	-196	-127

The positive values in the table above signify a reversal of the provision.

ANALYSIS OF VARIATION 1Q20X1Q21

The variation is mainly explained by:

Provision for Contingencies of R$ 932 million: (i) In the Holding, R$ 450 million of provisions for contingencies, highlighting R$ 436 million of provision for compulsory loan lawsuits, especially as a result of judicial approvals of calculations that differ from the Company's understanding about the treatment of the incidence of interest of 6% pa, which is based on Special Appeal 1,003,955 / RS, which has the effect of repetitive appeal; (ii) In the Subsidiary Chesf, R$ 363 million of provisions for contingencies, with emphasis on the update of the GSF provision of R$ 185 million, impacted, to a large extent, by the increase in PLD and hydrological situation between the periods compared and by the update of the Factor process K, in the amount of R $ 96 million, due to the correction of the process, mostly by IGPM, without the occurrence of a new provision; (iii) In the subsidiary Furnas, provision for contingencies in the amount of R $ 78 million, with emphasis on the lawsuit filed by Engevix in the amount of R$ 41.7 million and Acciona Concessões Rodovia do Aço, in the amount of R$ 19 million.
MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

PCLD Consumers and resellers Chesf, in the amount of R$ 93 million in 1Q21, mainly due to: (i) Ligas do Brasil - Libra, R$ 39 million; (ii) Energisa Sergipe, R $ 10 million; and (iii) Companhia Energética de Alagoas - CEAL, R$ 3 million, indexed by the IGPM;
Partially offset by the reversal in 1Q21 of R$ 39.1 million related to the default allowance for loan losses of Amazonas D against Amazonas GT.

SHAREHOLDINGS

TABLE 10: SHAREHOLDINGS
Shareholdings	1Q21	1Q20%
Shareholdings	430	122	252%

ANALYSIS OF VARIATION 1Q20X1Q21

Shareholdings

The main highlights were: (i) positive variation in the equity pickup of associates in the amount of R$ 260 million, with emphasis on CTEEP and CEEE; partially offset by the worsening of the equivalence result in SPEs Madeira Energia (-R$ 33 million) and Norte Energia (-R$ 18 million).

FINANCIAL RESULT

TABLE 11: FINANCIAL INCOME AND EXPENSES
Financial Result	1Q21	1Q20%
Financial Income
Interest, commission and fee income	139	227	-39%
Income from financial investments	91	558	-84%
Additional moratorium on electricity	128	55	132%
Active monetary updates	326	50	556%
Exchange rate variations	-601	-602	0%
Net Derivative gains	285	-119	-340%
Financial expenses
Debt charges	-493	-1,039	-53%
Leasing charges	-114	-93	22%
Charges on shareholder resources	-143	-46	210%
Other net financial income and expenses	-201	-162	24%
Financial Result	-584	-1,172	-50%
Non-recurring adjustments
(-) Revenue from loans owed by privatized distributors	-81	-113	-28%
(-) Bonus Award + FIDC Commission	68	298	-77%
(-) credit update Emp. Comp. not converted	0,2	0	-
(-) Monetary update. emp. compulsory	56	87	-35%
Recurring Financial Result	-540	-900	-40%
MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

FINANCIAL RESULT

ANALYSIS OF VARIATION 1Q20X1Q21

In 1Q21, the financial result improved, with a negative result of R$ 584 million in 1Q21 and a negative result of R$ 1,172 million in 1Q20. The main variations were in the accounts of:

Debt Charges went from R$ 1,172 million in 1Q20 to R$ 493 million in 1Q21, mainly due to the reduction in indebtedness and the lower rates of the indexes.
Gains and losses on Derivatives went from a net expense of R$ 119 million in 1Q20 to a net revenue of R$ 285 million in 1Q21, with emphasis on subsidiary Eletronorte, due to asset pricing as provided for in the energy sale agreement entered into with Albras, which is mainly linked to the LME (Aluminum) and dollar quotation.

Partially offset by:

Revenue from Financial Investments suffered a sharp reduction, from R$ 558 million in 1Q20 to R$ 91 million in 1Q21, mainly due to the reduction in the cash balance in 1Q21 and the reduction in the rate of the indexes that remunerate investments.
MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

1.2 EBITDA Consolidated

TABLE 12: EBITDA DETAIL
EBITDA	1Q21	1Q20	(%)
Result of the Exercise	1,609	1,228	31%
+ Provision for Income Tax and Social Contribution	1,207	594	103%
+ Financial Result	584	1,172	-50%
+ Amortization and Depreciation	458	469	-2%
= EBITDA	3,858	3,463	11%
ADJUSTMENTS NON-RECURRING EVENTS
Interruption of Angra I and II Retroactive and Candiota Inflexibility and Deduction Adjustments Candiota Revenue	-7	0	-
Other Income and Expenses	0	-25	-100%
Reversal of Revenue energy interconnection between Brazil and Uruguay	8	0	-
Incentive Plans (PAE, PDC)	-2	-4	-43%
Eletronorte resignation	64	0	-
Foundations contributions reversal - CVM 600 adjustment	-8	0	-
FGTS and INSS at Eletronorte - April launch	0	23	-100%
CGT Eletrosul Retroativo Tx by ADM ELOSAUDE	2	0	-
Outsourced Furnas / Additional services Candiota	0	25	-100%
Write-off of assets (Energisa Acre)	29	0	-
Generator group rental (emergency service to Amapá)	28	0	-
Expense recovery (Debentures Commissions transferred to Liabilities)	-8	0	-
AmazGT gain from sale	-3	0	-
Camargo Correa Furnas Case	0	98	-100%
Installments of the agreement between Furnas and Inepar	0	13	-100%
Furnas-CIEN Payment	0	23	-100%
Contingencies	932	-73	-1380%
PCLD prospective credit loss estimate (CPC 48)	0	146	-100%
(Provision / (reversal) for investment losses	15	116	-87%
Provision for Implantation of Shares - Compulsory Loan	-7	0	-
ANEEL Provision - CCC	31	7	326%
Usina Candiota III – Fuel	6	0	-
= EBITDA RECURRING	4,938	3,810	29,6%

Note: As of 2019, the Company started to consider, in its recurring EBITDA, the RBSE revenue from concessions extended under Law 12,783 / 2013, in order to maintain a protocol similar to the debenture covenants issued in 2019. The Ebitda of the Recurring 2020 considers this adjustment of RBSE revenue to compare recurring EBITDA for 2019, for comparative purposes, and also the mandatory effects of IFRS 9 and 15 as explained in Explanation 4 to our financial statements. In addition, considering the privatization of the distributors was completed in April 2019, and these operations are no longer part of its core business, the company treated the material effects of financial income, expenses, PL reversals and allowances for loan losses as non-recurring. prospective (CPC 48) of loans contracted with them before or as a result of the privatization process, although revenues and eventual provisions arising from contracted loans may continue to affect the company's accounting result until its complete exhaustion. However, they were treated as recurring outstanding allowance for doubtful accounts of distributors and outstanding debts related to energy supply.

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

TABLE 13: 1Q20 EBITDA CONCILIATION

EBITDA	1Q20 Resubmitted	1Q20 Reported
Net Profit (Loss) for the Year	1,228	307
+ Provision for Income Tax and Social Contribution	594	517
+ Financial Result	1,172	1,509
+ Amortization and Depreciation	469	469
= EBITDA	3,463	2,803

ADJUSTMENTS NON-RECURRING EVENTS
Others - Expiry of Concessions	-73	-18
Non-recurring items without changes	420	420
= RECURRING EBITDA	3,810	3,205

Recurring Cash Generation with Adjustment of Regulatory Transmission RAP
	1Q21	1Q20
1. EBITDA Recurrent	4,938	3,810

2. (-) Total Corporate Revenue from Transmission	3,801	3,043
O&M Revenue	1,038	841
Construction Revenue	304	247
Finance - Return on Investment - RBSE	120	153
Contractual Revenue Transmission	2,340	1,801
Periodic Tariff Revenue	0	0

3. (+)Total Payment of Allowed Annual Revenue	3,531	2,698
Revenue of RAP and indemnities	2,494	1,857
O & M Revenue	1,038	841

4 = 1 - 2 + 3 : Approximate Cash Generation	4,668	3,466

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

1.3       Consolidated Results by Continued Operations segment:

TABLE 14: FINANCIAL STATEMENT BY SEGMENT – R$ THOUSAND
2021
Finacial Statement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	67	4,921	3,466	-245	8,208
Operating Costs	-119	-2,487	-575	242	-2,939
Operating Expenses	-1,505	-587	-211	3	-2,300
Operating Income Before Financial Result	-1,557	1,848	2,680	0	2,970
Financial Result					-584
Result of Equity Interests					430
Other income and expenses					0
Income tax and social contribution					-1,207
Net income (loss) for the period					1,609

2020
Finacia lStatement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	51	5,023	2,782	-253	7,604
Operating Costs	-18	-2,135	-995	251	-2,897
Operating Expenses	-849	-491	-403	-118	-1,860
Operating Income Before Financial Result	-816	2,398	1,384	-119	2,847
Financial Result					-1,172
Result of Equity Interests					122
Other income and expenses					25
Income tax and social contribution					-594
Net income (loss) for the period					1,228

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

1.3.1. INDEBTEDNESS AND RECEIVABLES

TABLE 15: GROSS DEBT AND NET DEBT

03/31/2021
Gross Debt - R$ million	46,608
(-) (Cash and cash equivalents + marketable securities)	14,654
(-) Financing Receivable	10,086
(-) Net balance of Itaipu Financial Assets[1]	1,304
Net debt	20,565

TABLE 16: Debt Maturity Schedule, excluding RGR owed by third parties (for which Eletrobras is a mere manager) and including the debentures of the Holding and the Subsidiaries:

*For further information, see note 20 to ITR 1Q21.

Gross Consolidated Debt Total – R$ billion

Parent Company Gross Debt
	2021	2022	2023	2024	2025	2026	After 2026	Total (R$ million)
Amortization with RGR and Debentures	8,142	3,284	2,330	4,155	3,294	1,333	5,450	27,989

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Table 17: Foreign Exchange Exposure

Asset	US$ million	%	Liabilities *	US$ million	%
Itaipu Loans Receivables	641,295	74%	Bônus 2021 - Eletrobras	641,092	34%
Itaipu Financial Asset	228,864	26%	Bônus 2025 - Eletrobras	497,881	29%
TOTAL	870,159	100%	Bônus 2030 - Eletrobras	739,496	23%
			Others	308,604	14%
			TOTAL	2,187,074	100%

	2021	2022	2023	2024	2025	2026	Após 2026	TOTAL
Asset (US$ million)	622.55	216.24	31.37	0.00	0.00	0.00	0.00	870.16
Liabilities (US$ million)	709.96	45.85	46.32	19.76	517.65	19.97	827.76	2,187.07
Foreign Exchange Exposure	-87.41	170.39	-14.96	-19.76	-517.65	-19.97	-827.76	-1,316.91

Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that could materialize in the coming months in the company's operations.

* In the balance of Bonuses 2030 and 2025, there is an accounting effect on the deferral of expenses with repurchase of the 2021 bonus due to the operation carried out in February.

Ratings

Table 18: Ratings
Agency	National Classification / Perspective	Last Report
Moody’s BCA	“Ba3”: / Estable	09/16/2020
Moody’s Senior Unsecured Debt	“Ba2”: / Estable	09/16/2020
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Negative	06/10/2020
Fitch - Issuer Default Ratings (Local Currency)	“BB-”: / Negative	06/10/2020
S&P LT Local Currency	brAAA/ Estable	03/12/2021
S&P Issuer Credit Rating	BB-/ Estable	03/122021

*CreditWatch

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Financing and loans granted (receivables)

Table 19: Receivables
	Tx. Average		CONSOLIDATED
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Itaipu	6.86	6.93	3,653,653	4,200,471
CEAL	2.80	3.45	1,386,591	1,505,962
Eletropaulo	1.28	3.75	1,015,371	1,008,052
Amazonas D	5.23	5.78	3,984,432	3,998,324
CEPISA	2.38	2.50	515,345	571,127
Boa Vista	2.02	2.22	145,192	147,764
Repasse RGR	-	-	-	-
Others	-	-	143,376	248,201
(-) PECLD	-	-	(758,278)	(755,002)
Total			10,085,682	10,924,899

* For more information, see note 8 to ITR 1Q21.

The graphs and table below exclude charges, allowance for loan losses and financial assets of Itaipu.

Total Consolidated Loans and Financing Receivables – R$ billion

Does not include: receivables from Itaipu's financial assets of R$ 1.3 billion and PCLD of R$ 758 million and current charges.

Loans and financing receivable Parent company - R$ million
Projection Receivables	2021	2022	2023	2024	2025	2026	After 2026	TOTAL
Controller	4,646	2,749	2,098	1,476	1,012	810	3,844	16,634

Does not include charges and allowance for loan losses.

Table 20: CCC credits assigned by Privatized Distributors

In the privatization process of the distributors, CCC credits were assigned, which are still being analyzed and supervised by Aneel. These credits are activated in the Company's Financial Statements, of 03/31/2021, in two accounts, which are the Right of Reimbursement and Financing Receivable, according to Explanatory Notes 15 and 11 of 1Q21, and detailed below:

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

REIMBURSEMENT RIGHT

Registered Net Assets
R$ thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
NT Aneel + Claims under analysis Aneel + "inefficiency"	1,990,354	2,893,691	270,501	179,400	5,333,946
Current Rights		235,133	61,773	27,738	324,645
Total (a)	1,990,354	3,128,824	332,274	207,139	5,658,591

* The balance of R$ 1,990 million from Amazonas consists of a return obligation to CCC in the order of R$ 481.6 million referring to the final inspection result of the first and second period carried out by Aneel, and a credit receivable from the Treasury National economic and energy “inefficiency” of R $ 2.47 billion. The credit for economic and energy inefficiency is updated by Selic. The amount to be returned to CCC must be discounted from the credit receivable from CCC in relation to the amounts assigned from the other distributors.

Explanatory Note 11 - Loan and Financing
R$ thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
Conversion into Loans (b)	442,366				442,366

Note: The R $ 442.4 million credit in the table above originates from CCC credits assigned by Amazonas to Eletrobras, however, as it is not part of the inspection period mentioned above, and because it is a current credit, it has already been paid by CCC to Amazonas Distribuidora, then it was converted into the distributor's debt with Eletrobras.

Total Credits Granted (Note 11+ Note 15)
R$ thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
Credit assigned Net (1)	2,432,720	3,128,824	332,274	207,139	6,100,957
(1)	Credits restated up to 03/31/2021, through the IPCA, based on the taxable event, with the exception of the portion of economic and energy “inefficiency” (R$ 2.51 billion) provided by Amazonas Energia and Boa Vista Energia , which are updated by SELIC.

The National Electric Energy Agency - Aneel recognized, by decision of its collegiate board of directors, on March 10, 2020, (i) the right to receive credits from the Ceron Fuel Consumption Account, in the amount of R$ 1,904 million (a July 2019 prices), referring to the inspection of the benefits due in the period from July 30, 2009 to June 30, 2016, considered as the first period of the inspection process (“First Inspection Period”), credits assigned to Eletrobras at the time privatization of said distributor; and (ii) the right to receive credits from the Fuel Consumption Account - CCC to Companhia de Eletricidade do Acre (“Eletroacre”), in the amount of R $ 192 million (at July 2019 prices), related to the inspection of benefits due in the period from July 30, 2009 to June 30, 2016, credits also assigned to Eletrobras on the occasion of the privatization of said distributor.

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Aneel's Board of Directors also approved, on March 10, 2020, the obligation to return R$ 2,061 million (at March 2019 prices), referring to the CCC's monthly inspection and reprocessing process paid to Amazonas Distribuidora de Energia SA ( “Amazonas Energia”), from July 2016 to April 2017, referring to the Second Inspection Period. With this decision, Amazonas Energia had completed its entire inspection process, since Aneel's Board of Directors had already resolved, on March 19, 2019, the result of the First Inspection Period for CCC reimbursements to Amazonas Energia, with the company having the right to receive a credit of approximately R $ 1,592 million (at September 2018 prices), to be offset against credits to be returned. The net balance of Law credits assigned by Amazonas Energia, positive by R $ 2.43 billion, refers, in addition to the contract signed with the distributor with the payment of the amount of R $ 442 million in current credits, to the revenue of disallowances from CCC arising from the criteria of economic and energy efficiency, a right recognized by Law 13,299 / 2016, in the historical amount of R $ 1,358 million to be paid by the National Treasury. Eletrobras updated the value of economic and energy “inefficiency” by Selic until 03/31/2021.

Aneel has not yet completed the inspection processes for CCC reimbursements for the first and second periods of Boa Vista Energia, also assigned to Eletrobras and recorded in the Financial Statements, as well as the second inspection period for Ceron and Eletroacre. It was established by Aneel's Board of Directors that it is only after the completion of all of these inspection processes, and the approval of the results, that the total net value of the credits should be included in the annual budget of the sectorial fund CDE for payment to Eletrobras. It has not yet been determined by Aneel whether the final value of the CCC inspection processes will be paid to Eletrobras in a single or in installments. Aneel did not comply with Eletrobras' request to include in the CDE budget for the year 2021 the payment of installments of the total net value of the four CCC inspection processes already decided by the agency.

During the years 2020 and 2021, in addition to voting on the three aforementioned processes closed by the Agency, the only movement in the inspection processes was the disclosure by Aneel, dated April 6, 2020, of a new technical note (NT nº 49 / 2020 – SFF-SFG-SRG / ANEEL) referring to Boa Vista's first inspection period. The previous NT was from April 2018. In this new NT issued, in addition to updating the base date of the information for February 2020, the Agency accepted Eletrobras' request regarding the withdrawal of the return of amounts received by the distributor regarding the initial tanking, which according to Order No. 2,793 / 2015, the amount must be returned in the last month of operation of the Monte Cristo and Novo Paraíso TPPs, the day before the connection to the SIN. As the State of Roraima has not yet been interconnected, Aneel accepted the request to withdraw the return of funds from the distributor to the CCC account during the inspection period. As the agency accepted exactly the amount of Eletrobras' claim, considered as a probable claim by Aneel, there was no change in the recorded value of credits assumed by Boa Vista, only monetary restatement of credits by IPCA and Selic (“inefficiency” credits) ). Thus, due to the information contained in Aneel's NT 49/2020, Eletrobras would have credits receivable from CCC ceded by Boa Vista, in the amount of R $ 104 million (at Feb / 20 value), referring to the first inspection period of this distributor .

Accordingly, all changes in the 1Q21 of CCC / CDE credits assigned to Eletrobras and recorded in the Right of Reimbursement were due to the monetary adjustment of the credits by IPCA and SELIC, with no new impacts. Aneel has committed to issue technical notes for the second inspection period

Table 21: Receivables RBSE Transmission

On June 30, 2020, the National Electric Energy Agency - ANEEL approved the tariff review of the transmission concessions extended under the terms of Law 12,783 / 2013. Consequently, it approved the new Permitted Annual Revenue (“RAP”) of these concessions for the 2020-2021 tariff cycle, which brought the following summarized changes, with an impact in relation to the cash flow projection of RBSE receivables:

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

•	Retrospective change to the wacc for the years 2018 and 2019;
•	Change in the asset base incorporating the write-offs occurred in the 2013-2018 cycle and the readjustment of the new replacement value of the assets associated with RBSE;
•	Incorporation of the payment of the controversial installment "Ke" that had been under judgment since 2017;
•	3 years' redistribution of the differences between the amount effectively received between 2018 and 2019 and the portions now revised via the adjustment portion updated by IPCA.

In April 2021, ANEEL approved the re-profiling of the financial component of RBSE, of the subsidiaries Furnas, Eletronorte, CGT Eletrosul and Chesf. The decision provides for a reduction in the payment curve of the amounts relating to the periodic review of the RAPs associated with transmission facilities for the 2021/2022 and 2022/2023 cycles and an increase in the payment flow in the cycles after 2023, extending such installments until the end of the year. cycle 2027/2028, preserving, however, the remuneration for the WACC, more details see note 36.1 of 1Q21. The effects of profiling will only impact the Company's Financial Statements in 3Q21.

Reprofiling RBSE: Impact as of 3Q21

Current Financial Component BEFORE the Reprofiling with sector charges - Ref Jun / 20
	20/21	21/22	22/23	23/24	24/25	25/26	26/27	27/28
Chesf	1.8	1.8	1.8	1.5	1.5	1.5	-	-
Eletornorte	0.9	0.9	0.9	0.7	0.7	0.7	-	-
CGT Eletrosul	0.4	0.4	0.4	0.3	0.3	0.3	-	-
Furnas	2.9	2.9	2.9	2.3	2.3	2.3	-	-
TOTAL	6.0	6.0	6.0	4.8	4.8	4.8	-	-

REPERFILED Financial Component with sector charges - Ref Jun / 20
	20/21	21/22	22/23	23/24	24/25	25/26	26/27	27/28
Chesf	1.8	0.5	0.7	1.5	1.5	1.5	1.5	1.5
Eletornorte	0.9	0.2	0.3	0.7	0.7	0.7	0.7	0.7
CGT Eletrosul	0.4	0.1	0.2	0.3	0.3	0.3	0.3	0.3
Furnas	2.9	0.8	1.1	2.4	2.4	2.4	2.4	2.4
TOTAL	6.0	1.6	2.4	5.0	5.0	5.0	5.0	5.0

Componente Econômico com encargos setoriais - Ref Jun/20
	20/21	21/22	22/23	23/24	24/25	25/26	26/27	27/28
Chesf	1.0	1.0	1.0	0.7	0.7	0.7	0.7	0.7
Eletornorte	0.5	0.5	0.5	0.3	0.3	0.3	0.3	0.3
CGT Eletrosul	0.2	0.2	0.2	0.1	0.1	0.1	0.1	0.1
Furnas	1.6	1.6	1.6	1.2	1.2	1.2	1.2	1.2
TOTAL	3.2	3.2	3.2	2.3	2.3	2.3	2.3	2.3

Economic Component with sector charges - Ref Jun / 20
	20/21	21/22	22/23	23/24	24/25	25/26	26/27	27/28
Chesf	2.8	1.5	1.7	2.2	2.2	2.2	2.2	2.2
Eletornorte	1.4	0.7	0.8	1.0	1.0	1.0	1.0	1.0
CGT Eletrosul	0.6	0.3	0.3	0.4	0.4	0.4	0.4	0.4
Furnas	4.5	2.4	2.7	3.6	3.6	3.6	3.6	3.6

TOTAL Eletrobras	9.2	4.8	5.6	7.3	7.3	7.3	7.3	7.3

The above amounts include TFSEE charges (Electricity Service Inspection Fee) and resources for R&D and Energy Efficiency, and do not include PIS and Cofins. In addition, the data refer to the tariff cycle and not to the calendar year.

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

1.4. Investment

Table 22: INVESTMENTS BY SEGMENT - R$ million

Investiment (Corporate + Partnerships)	Realized 1Q21	Budgeted 1Q21%		Budgeted 2021%
Generation Corporate	273	734	37%	4,311	6%
Implantation /Ampliation	145	535	27%	3,173	5%
Angra 3	133	943	14%	2,813	5%
Santa Cruz	9	84	11%	188	5%
Casa Nova	1	8	16%	18	7%
Others	2	- 499	0%	154	1%
Maintenance	128	199	64%	1,138	11%
Transmission Corporate	142	340	42%	1,818	8%
Ampliation	16	66	24%	124	13%
Eletronorte	-	-		-	-
Chesf	15	66	23%	99	16%
Furnas	1	-		25	3%
CGT Eletrosul	-	-		-	-
Reinforcements and improvements	96	230	42%	1,379	7%
Maintenance	30	43	70%	315	10%
Infraestructure and Others*	64	147	44%	684	9%
SPES	40	77	53%	1,432	3%
Total	519	1,297	40%	8,245	6%

Others: Research, Infrastructure, Environmental Quality

* For more details on investments, by subsidiary or project, see annex 3 to this Investor Information, to be released in May 2021.

IN 1Q21 R $ 519 MILLION WAS INVESTED OF THE R$ 1,297 MILLION BUDGETED FOR THE QUARTER.

In generation, total investments amounted to R$ 312 million, of which R$ 273 million related to corporate ventures, with an emphasis on: Angra 3 R$ 133 million, Angra 1 and 2 R$ 88 million. In generation SPEs, the highlight was R$ 21 million for the Pindaí Complex. In maintenance of generation, R$ 88 million was realized at Eletornuclear and R$ 31 million in Furnas,

In transmission, total investments were R$ 142 million in corporate ventures, with emphasis on:

Chesf R$ 70 million, Furnas R$ 30 million, CGT Eletrosul R$ 22 million, Eletronorte R$ 20 million. There was no emphasis on achievements in SPEs.

As for the non-realization of investments, there was frustration of R$ 778 million, of which -R$ 461 million in corporate generation, with emphasis on the non-realization of -R$ 349 million in Angra 3 due to the end of Renuclear. In addition, there was a frustration of -R$ 44 million in maintenance of Angra 1 and 2 and of -R$ 33 million in UTE Santa Cruz.

In transmission, the non-realization of corporate investments was R$ 198 million, with emphasis on: -R$ 65 million due to delays in bids and licenses, -R$ 30 million due to impacts from COVID-19 and -R$ 32 due to optimization of costs.

In SPES, the total non-realization was R$ 36 million, being: (i) -R$ 13 million in Chapada do Piauí and Teles Pires Participações, in the amount of -R$ 26 million, both due to the postponement of investments.

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

1.5. COMMERCIALIZATION

1.5.1. ENERGY SOLD IN 1Q21 – GENERATORS - TWH

In terms of the evolution of the energy market, Eletrobras Companies, in 1Q21, sold 51.4 TWh of energy, against 53.5 TWh traded in the same period of the previous year, which represents a decrease of 4%. These volumes include the energy sold from the plants under the quota regime, renewed by Law 12.783 / 2013, as well as by the plants under the exploration regime (ACL and ACR).

Sales: includes projects under Law 13,182 / 15

Average ACR Prices in the chart do not include Itaipu and O&M. Include Eletronuclear.

1.5.2. ENERGETIC BALANCE

TABLE 23: ENERGETIC BALANCE
Energetic Balance (MWmed)	2021	2022	2023	2024	2025
Ballast	9,083	9,056	9,047	7,443	4,684
Own resources	8,061	8,070	8,070	6,409	3,830
Energy Purchase	1,022	986	977	1,033	855
Sales	6,661	5,270	4,758	4,272	2,819
ACL - Bilateral Contracts + MCP realized	4,564	3,165	2,657	2,172	1,124
ACR - Except quotas	2,096	2,105	2,101	2,101	1,695
Average Selling Price R$/MWh	217.60	220.41	224.79	230.87	230.63
Average Purchase Price R$/MWh	235.34	229.44	226.51	216.59	203.28
MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Average Selling Price R$/MWh	217.60	220.41	224.79	230.87	230.63
Average Purchase Price R$/MWh	235.34	229.44	226.51	216.59	203.28
Average Selling Price R$/MWh (1)	175.25	168.76	167.24	166.62	175.08
Average Purchase Price R$/MWh (1)	207.72	204.23	200.14	188.63	188.63
Balance (Ballast - Sales)	2,422	3,786	4,288	3,170	1,865
Uncontracted Energy *	27%	42%	47%	43%	40%
* The uncontracted portion includes energy reserved for the company's hedge, strategically defined according to the GSF estimate for the period.
Not included in installments of Physical Guarantee Quotas and Nuclear Energy Quotas.
Physical Guarantee Quotas for Hydroelectric Plants	7,451	7,451	7,451	9,111	11,759
Nuclear Energy Quotas	1,573	1,573	1,573	1,573	1,573

Contracts signed up to 03/31/2021. It considers the end of the contracts for UHEs Mascarenhas de Moraes, in Jan / 2024, and UHE Tucuruí, in Aug / 2024, and from the respective dates, both started to be considered in the Physical Guarantee Quota regime. The Average Sales Prices do not include undertakings under the terms of Physical Guarantee Quotas and Nuclear Energy Quotas.

(1) The prices of the Amazonas GT contracts, including the PIEs contracts, arising from the unbundling process of Amazonas Distribuidora, are not considered in the average prices marked with the number (1), worth noting that, in this case, the purchase operations and energy sales do not reflect an economic impact for Amazonas GT.

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

2.
Result Analysis of
Parent Company

In 1Q21, Eletrobras Holding posted net income of R$ 1,601 million, an increase of 33% compared to net income of R$ 1,202 million in 1Q20. The 1Q21 result was decisively influenced by: (i) Income from equity interests, of R$ 2,725 million, influenced mainly by the result of the subsidiaries. Partially offset by: (ii) the negative impact of the Financial Result in the amount of R$ 281 million in 1Q21, mainly due to the negative effect of exchange rate fluctuation in the period; (iii) negative effect on provisions for legal contingencies, in the amount of R$ 471 million in 1Q21, resulting from the provisions related to the compulsory loan lawsuits in the amount of R$ 436 million.

EVOLUTION OF RESULT - R$ MILLION

Note: The analysis of the results of each subsidiary can be found in Appendix II of the Investor Report.

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

2.1       Shareholdings in the Parent Company

In 1Q21, the result of Equity Holdings positively impacted the Company's result by R$ 2,725 million, mainly due to the equity in results of investments in subsidiaries, while the result in 1Q20 was R$ 1,904 million (the value of 1Q20 was restated due to the remeasurement of transmission assets - see Note 4.4 to the Financials. Highlight for improvement in Eletronorte's results (+ R$ 684 million), Furnas (+ R$ 737 million), partially offset by the lower result in Eletronuclear (-R$ 241 million).

2.2       Operating Provisions of Parent Company

In 1Q21, Operating Provisions had a negative impact on the Parent Company's result by R$ 471 million, compared to a provision of R$ 76 million in 1Q20. This variation is mainly explained by the (i) negative effect on provisions for legal contingencies, in the amount of R$ 451 million in 1Q21, with the compulsory loan lawsuits in the amount of R$ 436 million, against a reversal of R$ 141 million in 1Q20; There are also other events that occurred in 1Q20 and that had less impact in 1Q21, such as: (ii) reversal of the provision in the unsecured liability in subsidiaries in the amount of R$ 119 million (without impact in 1Q21); (iii) provision for Investment Losses in the amount of R$ 116 million in 1Q20 and R$ 15 million in 1Q21; and the provision for allowance for loan losses of R$ 195 million in 1Q20 and R$ 11 million in 1Q21.

Table 24: Operating Provisions (R$ million)
Operating Provisions
	1Q21	1Q20 (Resubmitted)
Guarantees	-18	7
Contingencies	451	-155
PCLD - Financing and Loans	11	195
Overdraft liabilities in subsidiaries	-	-119
Investment Losses	15	116
Provision for Implantation of Shares - Compulsory Loan	-7	-
ANEEL Provision - CCC	31	7
Others	-11	25
TOTAL	471	76

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

2.3       Parent Company Financial Result

In 1Q21, the Financial Result had a negative impact on the Parent Company's result by R$ 281 million, as well as in 1Q20, with a negative result of R$ 377 million. The result was mainly influenced by: (i) exchange rate fluctuation in the period, given the passive exchange exposure. The result of the net foreign exchange variation went from a negative amount of R$ 165 million in 1Q20 to a negative result of R$ 446 million in 1Q21; (ii) Interest, commission and fee income went from R$ 411 million in 1Q20 to R$ 257 million in 1Q21, due to the prepayment of part of the debt by Furnas and Eletronorte in February 2020 and the drop in the interest rate interest between periods; (iii) Revenue from financial investments went from R$ 478 million in 1Q20 to R$ 75 million in 1Q21 due to a drop of R$ 1.7 billion in cash and, mainly, due to the reduction in profitability indexes. On the other hand: iv) Debt charges went from a negative result of R$ 729 million in 1Q20 to a negative result of R$ 280 million in 1Q21 due to: (a) a reduction in the balance of Eletrobras Holding's debt by approximately R$ 2.9 billion; (b) decrease of 1.5 p.p. in the Selic / CDI rates; and (c) the effect of the costs of issuing bonds in 1Q20; (v) net monetary restatements had a positive result in the amount of R$ 311 million in 1Q21 and R$ 46 million in 1Q20;

Table 26: Financial Result (R$ million)
FINANCIAL RESULT	1Q21	1Q20
Financial income
Interest, commission and fee income	257	411
Income from financial investments	75	478
Additional moratorium on electricity	0	1
Monetary updates	311	46
Exchange variations	-446	-165
Other financial income	74	95

Financial expenses
Debt charges	-280	-729
Leasing charges	-1	-1
Charges on shareholder resources	0	-23
Other financial expenses	-270	-489
	-281	-377

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

3.
General Information

Data of 03/31/2021

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

SHARE CAPITAL

Eletrobras' capital stock, on March 31, 2021, totaled R$ 39,057 billion, represented by 1,568,930,910 shares, of which 1,288,842,596 are common shares and 280,088,314 are preferred shares.

TABLE 27: CAPITAL STRUCTURE
Shareholding position on 03/31/2021			% Capital

Shareholders	Quantity	Value(R$)%		Total

Common	1,288,842,596	32,084,698,524	100.00%	82.15%

Government	667,888,884	16,626,555,917,17	51.82%	42.57%
BNDESPAR	141,757,951	3,528,950,032,66	11.00%	9.04%
BNDES	74,545,264	1,855,744,316,08	5.78%	4.75%
Iberclear - Latibex	363,135	9,039,953,39	0.03%	0.02%
FND	45,621,589	1,135,712,719,15	3.54%	2.91%
FGHAB	1,000,000	24,894,194,70	0.08%	0.06%
Others	357,665,773	8,903,801,391	27.75%	22.80%

PREF. A	146,920	3,657,455	100.00%	0.01%

Others	146,920	3,657,455,09	100.00%	0.01%

PREF. B	279,941,394	6,968,915,567	100.00%	17.84%

Citibank (Banco Depositário ADR's)	5,097,809	126,905,850	1.82%	0.32%
Iberclear - Latibex	134,953	3,359,546	0.05%	0.01%
BNDESPAR	18,691,102	465,299,932	6.68%	1.19%
BNDES	18,262,671	454,634,488	6.52%	1.16%
União	494	12,298	0.00%	0.00%
Others	237,754,365	5,918,703,453	84.93%	15.15%

Total	1,568,930,910	39,057,271,546,52		100.00%

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Stock Analysis

Shares

Table 28: B3, ELET3 and ELET6
Price and Volume	(R$) ELET3 (ON Shares)	(R$) ELET6 (PN Shares)	(pts.) IBOV (Índex)	(pts.) IEE (Índex)
Closing Price on 03/31/2021	33.37	33.82	116634	80913
Maximum in the quarter	33.37	33.82	125077	83742
Average in the quarter	30.67	31.09	116925	78978
Minimum in the quarter	25.39	26.36	110035	72998

Variation in 1Q21	-2.1%	-1.2%	-2.0%	-6.5%
Change in the last 12 months	56.8%	46.9%	59.7%	47.9%
Average Daily Traded Volume 1Q21 (R$ million)	274.5	126.9	-	-

Book Value per Share (R$)	46.41	46.41	-	-
Price / Profit (P/E) (1)	32.70	33.14	-	-
Price / Shareholders' Equity (P/B) (2)	0.72	0.73	-	-
(1)	Closing price of preferred and common shares at the end of the period / Net income per share. For the calculation, the accumulated net profit of the last 12 months was considered;
(2)	Closing price of preferred and common shares at the end of the period / Book Value per share at the end of the period.
Evolution of Shares Traded at B3

Source: AE Broadcast

Index number 03/31/2020 = 100 and ex-dividend values.

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

ADR PROGRAMS

TABLE 29: NYSE, EBRN AND EBRB
Price and Volume	(US$) NYSE EBRN	(US$) NYSE EBRB
Closing Price on 03/31/2021	6.10	6.03
Maximum in the quarter	6.56	6.42
Average in the quarter	5.72	5.77
Minimum in the quarter	4.72	5.02

Variation in 1Q21	-8.5%	-10.4%
Change in the last 12 months	43.9%	29.1%
Average Daily Trading Volume 1Q21 (US$ million)	8.623	387

Evolution of Shares Traded in ADR

Source: AE Broadcast

Index number 03/31/2020 = 100 and ex-dividend values.

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Latibex - MADRID MARKET

TABLE 30: LATIBEX, XELTO AND XELTB
Price and Volume	(€) LATIBEX XELTO	(€) LATIBEX XELTB
Closing Price on 03/31/2021	5.10	5.00
Maximum in the quarter	5.60	5.90
Average in the quarter	4.84	4.86
Minimum in the quarter	4.20	4.30

Variation in 1Q21	-8.9%	-10.7%
Change in the last 12 months	23.8%	16.8%
Average Daily Traded Volume 1Q20 (thousands of Euros)	11.8	3.1
Evolution of Foreign Currencies

Index number 03/31/2020 = 100.

Source: Banco Central

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Nº of Employees

PARENT COMPANY

TABLE 31: EMPLOYEES FOR WORKING TIME
Working time in the company (years)	1Q21
Up until 5	21
6 to 10	125
11 to 15	299
16 to 20	151
21 to 25	13
More than 25	60
Total	669
TABLE 32: EMPLOYEES BY FEDERATION STATE
Federation State	1Q21
Rio de Janeiro	655
São Paulo	0
Brasília	14
Total	669

CONTRACTED / OUTSOURCED LABOR

TABLE 33: CONTRACTED / OUTSOURCED LABOR
1Q21
0

ROTATION INDEX (HOLDING)

TABLE 34: ROTATING INDEX HOLDING WITH PDC
1Q21
1.38%
MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Balance Sheet

(R$ thousand)
Asset	Parent Company		Consolidated
	03.31.21	12.31.20	03.31.21	12.31.20
CURRENT
Cash and cash equivalents	2,934	21,630	291,950	286,607
Restricted cash	3,783,936	3,412,292	3,783,936	3,573,362
Marketable securities	5,294,403	7,740,051	14,361,903	14,039,358
Customers	340,686	481,109	5,780,563	5,971,657
Loans and financing	0	0	0	0
Asset contractual transmission	5,212,163	5,937,323	4,116,710	4,748,661
Remuneration of equity interests	0	0	9,431,217	10,364,908
Taxes to recover	4,899,769	4,720,491	706,829	675,510
Income tax and social contribution	205,534	519,200	262,873	833,960
Reimbursement rights	821,158	829,569	1,235,290	1,292,750
Warehouse	0	0	3,124	4,684
Nuclear fuel stock	304	305	507,309	509,991
Derivative financial instruments	0	0	428,340	428,340
Hydrological risk	0	0	445,608	317,443
Others	0	0	3,132	3,132
	1,929,597	1,683,297	2,115,334	1,852,043
	22,490,484	25,345,267	43,474,118	44,902,406
Asset held for sale
	289,331	289,331	289,331	289,331
	22,779,815	25,634,598	43,763,449	45,191,737
NON CURRENT
LONG-TERM REALIZABLE
Reimbursement rights	5,658,592	5,583,447	5,658,592	5,583,447
Loans and financing	10,809,660	11,197,073	5,968,972	6,176,238
Customers	0	0	757,481	1,061,899
Marketable Securities	327,406	322,884	327,763	323,236
Nuclear fuel stock	0	0	1,228,076	1,264,780
Taxes to recover	2,782	2,781	438,281	430,045
Current Income Tax and Social Contribution	0	0	1,790,218	2,068,894
Escrow deposits	4,840,543	4,676,895	6,782,735	6,752,865
Transmission contractual asset	0	0	41,507,373	41,023,616
Financial assets - Concessions and Itaipu	1,075,897	1,103,034	3,183,638	3,199,751
Derivative financial instruments	0	0	465,013	310,100
Advances for future capital increase	1,982,711	1,223,108	316	1,541
Remuneration of equity interests	0	0	17,194	0
Hydrological risk	0	0	141,876	149,094
Decommissioning Fund	1,872,163	1,753,827	1,872,163	1,753,827
Others	1,106,513	1,153,411	1,250,425	1,271,995
	27,676,267	27,016,460	71,390,116	71,371,328
INVESTMENT	79,793,358	77,538,694	29,064,846	29,089,522
Fixed assets net	241,632	244,673	32,489,221	32,662,912
INTANGIBLE	52,110	42,974	664,241	650,950
TOTAL NON-CURRENT ASSETS	107,763,367	104,842,801	133,608,424	133,774,712
TOTAL ASSETS	130,543,182	130,477,399	177,371,873	178,966,449
MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

(R$ thousand)
Liabilities and Equity	Parent Company		Consolidated
	03.31.21	12.31.20	03.31.21	12.31.20
CURRENT
Loans and financing and Debentures	8,175,439	7,984,194	10,629,555	11,410,751
Compulsory loan	58,337	57,201	58,337	57,201
Suppliers	514,825	705,908	2,917,065	3,904,051
Advances from customers	1,076,929	1,060,770	1,151,004	1,134,845
Taxes payable	88,293	335,432	847,331	1,194,042
Income tax and social contribution	131,049	0	286,536	319,435
Onerous contracts	0	0	40,196	40,196
Remuneration to shareholders	1,547,973	1,530,718	1,564,514	1,547,158
Financial liabilities - Concessions and Itaipu	1,213,879	647,214	1,213,879	647,214
Estimated liabilities	166,608	167,344	1,492,268	1,454,148
Reimbursement Obligations	1,375,808	1,373,656	1,598,401	1,618,508
Post-employment benefits	0	0	197,347	192,209
Provisions for contingencies	1,332,779	1,332,779	1,332,779	1,722,562
Regulatory charges	0	0	613,658	586,845
Lease	7,585	7,595	209,536	217,321
Others	117,367	111,998	345,016	353,580
	15,806,871	15,314,809	24,497,422	26,400,066
NON-CURRENT
Loans and financing and Debentures	19,847,051	20,014,081	35,978,887	35,591,282
Suppliers	0	0	16,555	16,556
Advances from customers	0	0	270,937	290,870
Compulsory loan	991,658	989,908	991,658	989,908
Obligation for asset retirement	0	0	3,095,537	3,040,011
Provisions for contingencies	16,827,592	16,526,961	24,766,182	24,108,078
Post-employment benefits	1,128,280	1,131,997	6,971,384	6,824,632
Provision for unsecured liabilities	0	0	4,081	4,191
Onerous contracts	0	0	414,704	414,705
Reimbursement Obligations	0	0	0	22,259
Lease	46,419	48,333	797,040	835,873
Concessions payable - Use of public goods	0	0	69,162	65,954
Advances for future capital increase	74,420	74,060	74,420	74,060
Derivative financial instruments	0	0	10,014	10,014
Sector Charges	0	0	698,794	744,442
Taxes payable	0	0	175,652	182,179
Income tax and social contribution	656,454	650,523	3,662,876	3,705,055
Others	2,348,764	2,248,420	1,802,083	1,895,020
TOTAL NON-CURRENT LIABILITIES	41,920,638	41,684,283	79,799,966	78,815,089

EQUITY
Share capital	39,057,271	39,057,271	39,057,271	39,057,271
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Profit reserves	26,616,165	28,908,054	26,616,165	28,908,054
Advances for future capital increase	0	0	0	0
Other comprehensive income accumulated	-8,333,443	-8,354,188	-8,333,443	-8,354,188
Non controlling shareholdins	0	0	258,812	272,987
Accumulated profits	1,608,510	0	1,608,510	0
TOTAL SHAREHOLDERS' EQUITY	72,815,673	73,478,307	73,074,485	73,751,294
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	130,543,182	130,477,399	177,371,873	178,966,449
MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Income Statement

(R$ thousand)
	Parent Company		Consolidated
	03.31.21	03.31.21	03.31.21	03.31.21
NET OPERATING REVENUE	90,281	-3,568	8,208,426	7,603,566
Operating costs
Personnel, Material and Services	0	0	-783,534	-803,044
Energy purchased for resale	-101,222	-3,659	-499,316	-646,220
Charges upon use of electric network	0	0	-455,668	-446,459
Fuel for electricity production	0	0	-537,337	-467,998
Construction	0	0	-148,568	-190,318
Depreciation	0	0	-403,351	-400,439
Amortization	0	0	-14,008	-16,309
Operating Provisions /Reversals net	0	0	-6,097	0
Others Costs	0	0	-90,728	-71,493
GROSS RESULT	-10,941	-7,227	5,269,819	4,561,286
Operating expenses
Personnel, Supllies and Services	-126,055	-142,142	-902,096	-892,449
Depreciation	-3,041	-3,273	-32,466	-46,568
Amortization	-3	0	-8,275	-5,948
Donations and contributions	-21,589	-24,337	-38,738	-50,267
Operating Provisions /Reversals net	-471,308	-75,841	-1,098,912	-392,311
Others	-79,655	-72,666	-219,131	-327,118
	-701,651	-318,259	-2,299,618	-1,714,661
OPERATING INCOME BEFORE FINANCIAL RESULT	-712,592	-325,486	2,970,201	2,846,625
Financial result
Financial income
Income from interest, commissions and fees	256,658	410,723	138,746	226,554
Income from financial investments	75,029	478,215	90,845	557,821
Moratorium on electricity	0	617	127,529	54,971
Active monetary updates	446,326	150,028	522,951	177,909
Exchange rate variations	889,544	3,472,139	881,325	3,302,788
Fair value adjustment	0	0	284,796	0
Regulatory asset update	74,204	95,043	127,746	118,603
Gains on derivatives
Other financial income	-280,011	-729,417	-492,628	-1,039,250
Financial expenses	-1,281	-1,456	-114,352	-93,382
Debt charges	-360	-22,556	-143,106	-46,152
Leasing charges	-135,459	-103,737	-196,661	-128,154
Charges on shareholders' funds	-1,335,607	-3,637,147	-1,482,257	-3,904,835
Passive monetary updates	0	0	0	-118,528
Passive exchange variations	-269,673	-489,246	-328,705	-280,423
	-280,630	-376,794	-583,771	-1,172,078
INCOME BEFORE EQUITY	-993,222	-702,280	2,386,430	1,674,547
RESULTS OF EQUITY	2,725,339	1,903,940	430,075	122,032
OUTRAS RECEITAS E DESPESAS	0	0	0	25,042
OTHER REVENUE AND EXPENDITURE	1,732,117	1,201,660	2,816,505	1,821,621
Current Income Tax and Social Contribution	-131,049	0	-972,207	-735,783
Deferred Income Tax and Social Contribution	0	0	-235,159	141,842
MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

NET INCOME FOR THE PERIOD	1,601,068	1,201,660	1,609,139	1,227,680

Cash Flow Statement

(R$ thousand)
	Parent Company		Consolidated
	31.03.21	31.03.21	31.03.21	31.03.21
Operating Activities
Income before income tax and social contribution	1,732,117	1,201,660	2,816,505	1,821,621
Adjustments to reconcile income to cash provided by operations::	0	0	0	0
Depreciation and amortization	3,043	3,273	458,100	469,265
Net foreign exchange rate variations	135,196	118,717	274,642	552,292
Financial charges	24,994	342,706	611,340	952,230
Contractual revenue - Transmission	0	0	-2,339,732	-1,801,301
Construction Revenue	0	0	-128,445	-161,677
Equivalence equity results	-2,725,339	-1,903,940	-430,075	-122,032
Result on disposal of equity interests	0	0	0	-25,042
RBSE / periodic tariff revenue	0	0	0	0
Operating provisions (reversals)	471,308	75,841	1,105,009	392,311
Participation of non-controlling shareholders	0	0	-12,220	-10,136
Financial instruments - derivatives	0	0	-284,796	118,528
Others	-83,640	-89,445	-9,211	-313,769
	-2,174,437	-1,452,848	-755,387	50,669
(Increases) / decreases in operating assets
Customers	1	0	355,090	-10,741
Marketable securities	2,445,649	-338,539	-322,549	-1,283,995
Reimbursement rights	-1	-40,322	1,559	-52,789
Warehouse	1	-57	2,682	31,384
Nuclear fuel stock	0	0	36,704	-168,267
Financial assets - Itaipu	593,802	-433,145	593,802	-433,145
Assets held for sale	0	94,459	0	128,250
Hydrological risk	0	0	7,218	13,223
Credits with subsidiaries - CCD	0	0	0	0
Others	185,197	-284,977	328,041	827,360
	3,224,649	-1,002,580	1,002,546	-948,719
Increase / (decrease) in operating liabilities
Suppliers	-247,769	188,143	-1,043,673	-129,947
Advances	0	0	-19,933	-30,134
Lease	-1,924	1,456	114,529	93,801
Estimated liabilities	-736	9,046	-68,747	57,252
Indemnification obligations	0	0	-44,518	0
Sectorial charges	0	0	-18,835	79,300
Liabilities associated with assets held for sale	0	0	0	-26,536
Accounts payable with subsidiaries	0	0	0	0
Others	-127,798	316,776	-334,395	-1,112,335
	-378,227	515,421	-1,415,573	-1,068,599

Payment of financial charges	-256,634	-187,983	-493,055	-566,344
Revenue of RAP and indemnities	0	0	2,909,321	1,926,701

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Revenue of financial charges	292,335	412,218	202,696	240,004
Payment of income tax and social contribution	-52,352	-71,152	-741,543	-1,150,712
Revenue of remuneration for investments in equity interests	413,675	156,847	426,826	158,371
Supplementary pension payment	-3,717	-2,870	-75,506	-56,688
Payment of legal contingencies	-213,681	-463,992	-675,483	-471,265
Bonds and related deposits	-48,670	-54,066	-69,830	-52,570

Net cash provided by (used in) operating activities	2,535,058	-949,345	3,131,518	-117,531

Financing activities
Loans and financing obtained and debentures obtained	0	5,193,319	0	6,119,567
Payment of loans and financing and debentures - principal	-1,059,032	-5,863,325	-1,530,616	-6,321,568
Payment of remuneration to shareholders	-2,281,924	0	-2,312,224	0
Advanced receivalbe for future capital increase	0	0	0	0
Payment of finance leases	0	-3,301	-161,148	-139,451
Others	0	0	-3,907	5,393

Net cash provided by (used in) financing activities	-3,340,955	-673,308	-4,007,895	-336,060

Investing activities
Lending and financing	0	0	0	0
Loans and financing receivables	1,555,558	1,819,051	1,213,310	855,972
Acquisition of fixed assets	0	0	-279,298	-178,009
Acquisition of intangible assets	-9,139	0	-27,664	-15,611
Acquisition / capital investment in equity	0	0	-2,244	-25,250
Advance concession for future capital increase	-759,218	-230,055	0	-6,000
Investment sale in shareholdings	0	17,512	1,687	17,512
Net cash flow in the acquisition of investees	0	0	0	0
Others	0	0	-24,073	-18,807
Net cash provided by (used in) investing activities from continuing operations	787,202	1,606,508	881,719	629,807

Increase (decrease) in cash and cash equivalents	-18,696	-16,145	5,343	176,216

Cash and cash equivalents at the beginning of the year for continued operations	21,630	18,202	286,607	335,307
Cash and cash equivalents at year-end of continuing operations	2,934	2,057	291,950	511,523
	-18,696	-16,145	5,343	176,216

MARKETLETTER 1Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.